U.S. SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                       BUSINESS ISSUERS


                     FORM 10-SB12G/A

          UNDER SECTION 12(b) OR (g) OF THE SECURITIES
                    EXCHANGE ACT OF 1934


                CRAFTY ADMIRAL ENTERPRISES, LTD.
         --------------------------------------------
        (Name of Small Business Issuer in its charter)


           Nevada                       88-0455809
 ----------------------    ----------------------------------
(State of incorporation)  (I.R.S. Employer Identification No.)


                      1608 Yew Street #403
                  Vancouver, B.C., Canada V6K 3E7
        ------------------------------------------------
       (Address of principal executive offices)(Zip Code)

        Issuer's Telephone Number    (604) 612-4847

Securities to be registered pursuant to 12(b) of the Act: NONE

Securities to be registered pursuant to 12(g) of the Act:

                    COMMON STOCK $.001 PAR VALUE
                    ----------------------------
                           (Title of Class)

                              PART I


ITEM 1. DESCRIPTION OF BUSINESS

General
-------
Crafty Admiral Enterprises, Inc. was incorporated in the State of Nevada on March 6, 2000. The corporation was originally organized to engage in the business of the sale of classic auto parts to classic auto owners all over the world through its Internet site/online store; however, Registrant was unsuccessful in implementing the online store and was unable to afford the cost of purchasing, warehousing and shipping the initial inventory required to get the business started. As a result, Registrant ceased operations in approximately July 2002.

Registrant is presently inactive and has not conducted any business since July 2002. The sole officer and director determined that it would be in the best interest of the shareholders of the corporation that Registrant should become active again and begin seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. Registrant is considered a development stage company, and due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. No representation is made or intended that Registrant will be able to carry out its proposed activities successfully or profitably.

Registrant is voluntarily filing this registration statement on Form 10-SB12G to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the corporation. In addition, management believes that this may make Registrant more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing this registration statement, Registrant is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. Registrant intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

Any target acquisition or merger candidate of Registrant will become subject to the same reporting requirements as Registrant upon consummation of any such business combination.

Thus, in the event that Registrant successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

Source of Business Opportunities
--------------------------------
Registrant intends to use various sources in its search for potential business opportunities, including its officers and directors, consultants, advisors, securities broker-dealers, venture capitalists, members of the financial community and any others who may present management with unsolicited proposals. Registrant may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence or development. Management cannot predict at this time the status or nature of any venture in which Registrant may participate. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business which does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that Registrant could provide a potential public vehicle for a private entity interested in becoming a publicly-held corporation without the time and expense typically associated with an initial public offering.

Evaluation Criteria
-------------------
Once Registrant has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of Registrant's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Further, no member of management is a professional business analyst and management will rely on its own business judgment in formulating the types of businesses that Registrant may acquire. It is quite possible that management will not have any business experience or expertise in the type of business engaged in by any potential acquisition or merger candidate.

In evaluating such potential business opportunities, Registrant will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to Registrant and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because Registrant has not located or identified any specific business opportunity to date, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to Registrant may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

Presently, Registrant cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which Registrant participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of Registrant and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. Registrant may act directly or indirectly through an interest in a partnership, corporation, or other form of organization; however, Registrant does not intend to participate in opportunities through the purchase of minority stock positions.

Competition
-----------
Because Registrant has not yet identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. Registrant is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. Registrant will be in direct competition with these other public companies in its search for business opportunities and, due to Registrant's lack of funds, it may be difficult to successfully compete with these other companies.

Employees
---------
As of the date of this filing, Registrant does not have any employees and has no plans for retaining employees until such time as Registrant's business warrants the expense, or until Registrant successfully acquires or merges with an operating business.

Principal Business Offices
--------------------------
Registrant's principal business office is located at 1550 Ostler
Court, N. Vancouver, B.C., Canada V7G 2P1, the offices of its
President, Derick Sinclair, which it occupies on a rent-free basis.

Reports to Shareholders
-----------------------
Registrant will voluntarily send an annual report, including audited financial statements, to its shareholders.

Registrant will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. The public may read and copy materials we file with the SEC at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov. All reports electronically filed by Registrant can be found on the website under CIK Number 0001168938 or SEC File Number 0-49725.


ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
             OPERATION.

Results of Operations
---------------------
For the years ended December 31, 2002 and 2001, Registrant had no revenues and incurred net operating losses of $12,097 and $10,571, respectively, all of which comprised operating expenses and legal and professional fees incurred in connection with the filing of Regristrant's public offering and registration documents.

Net cash provided by financing activities for the years ended December 31, 2002 and 2001 were $10,000 and $59,298, respectively. The ability of the Company to continue as a going concern is wholly dependent on its ability to generate revenues or raise funds through sale of its equity securities for use in administrative, marketing, research and development activities.

Plan of Operation
-----------------
We expect our current cash in the bank of $28,939 at December 31, 2002 and as of the date of this filing to satisfy our cash requirements for at least the next 12 months without having to raise additional funds or seek bank loans, while we search for a suitable business opportunity.

During the next twelve months, Registrant will actively seek out and investigate possible opportunities with the intent to acquire and merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because Registrant lacks funds, it may be necessary for the sole officer and director to either advance funds to Registrant or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis whenever possible.

Management's discretion is unrestricted, and Registrant may participate in any business whatsoever that may, in the opinion of management, meet the business objectives discussed herein. Registrant may effectuate a business combination with a business outside the United States. Registrant has not limited the scope of its search to any particular region.

Registrant does not intend to utilize any notices or advertisements in its search for business opportunities.

Registrant's sole officer and director will be primarily responsible for searching for an appropriate merger or acquisition candidate. However, to the extent that the existing stockholders are aware of any potential business acquisition candidates, they may also refer these to Registrant. Registrant recognizes that as a result of its limited financial, managerial or other resources, the number of suitable potential businesses that may be available to it will be extremely limited.

Registrant's principal business objective will be to seek long-term growth potential in the business in which it participates rather than immediate, short-term earnings. In seeking to attain its business objectives Registrant will not restrict its search to any particular industry. Rather, Registrant may investigate businesses of essentially any kind or nature, including but not limited to finance, high technology, manufacturing, service, research and development, communications, insurance, brokerage, transportation and others. Management may also seek to become involved with other development-stage companies or companies that could be categorized as "financially troubled." At the present time, Registrant has not chosen the particular area of business in which it proposes to engage and has not conducted any market studies with respect to business property or industry.

As of the date hereof, Registrant has not made any arrangements or definitive agreements to use outside advisors or consultants to raise any capital. In the event Registrant does need to raise capital, most likely the only method available to Registrant would be through the private sale of its securities. Because of the nature of Registrant as a development-stage company, it is unlikely it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that Registrant will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to Registrant.

Registrant does not intend to use any employees, with the exception of part-time clerical assistance on an as-needed basis. Outside advisors, attorneys or consultants will only be used if they can be obtained for a minimal cost or for a deferred payment basis. Management is confident that it will be able to operate in this manner and continue its search for business opportunities during the next twelve months.

ITEM 3.    DESCRIPTION OF PROPERTY.

Registrant does not own or control any material property. It maintains its business address at #403 - 1608 Yew Street, Vancouver, B.C., Canada V2S 7C9, the office of its President, on a rent-free basis.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth certain information regarding our Common Stock beneficially owned at December 31, 2002, December 31, 2002 and as at the date of this filing, for each (i) shareholder known by us to be the beneficial owner of five (5%) percent or more of our outstanding Common Stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. At January 31, 2002 and as of the date of this filing, there were 7,000,000 shares of our Common Stock issued and outstanding.

                             Number            Percentage
                               of                  of
Name and Address             Shares             Ownership
----------------             ------            ----------
Lawrence Siccia             2,000,000            29%
#403 - 1608 Yew St.
Vancouver, BC,
Canada V2S7C9

(1) The person named above, who is our only officer, director and principal shareholder, may be deemed to be a "parent" and "promoter", within the meaning of such terms under the Securities
Act of 1933, by virtue of his direct holdings in our company. Mr.
Siccia is the only "promoter" of the Company.

(2) In general, a person is considered a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES

The following table sets forth the names, positions with our company and ages of our executive officers and directors. Directors are elected at our annual meeting of shareholders and serve for one year or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name of Director/Office            Age          Position(s)
------------------------           ---         -----------
Lawrence Siccia                     33          President,
1608 Yew Street #403                            Secretary,
Vancouver, BC, Canada   V6K 3E7                 Treasurer and
                                                Director

Background Information
----------------------
Lawrence Siccia has been the President, Secretary, Treasurer and Director of Crafty Admiral Enterprises, Ltd. since May 3, 2001. Since 1995, he has also been a Finance Broker and the Retail Lease Manager for Totem Ford in Vancouver, B.C., Canada. Mr. Siccia has been in the automobile industry since 1994 and has extensive knowledge of automobiles, parts and the automobile industry in general. He will be devoting his time as required to our business.


ITEM 6.  EXECUTIVE COMPENSATION

Mr. Siccia does not presently receive a salary for his services and there are currently no plans to implement any such compensation. He is, however, reimbursed for any out-of-pocket expenses incurred on our behalf.

Employment Agreements
---------------------
Mr.Siccia is not currently party to any employment agreements with us and we presently have no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees of our company.


ITEM 7. DESCRIPTION OF SECURITIES

At December 31, 2002 and as of the date of this filing, there were 7,000,000 shares of our Common stock issued and outstanding.

Common Stock
------------
The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $.001 per share. The holders of

Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to our Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative Voting
---------------------
The holders of shares of our Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends
--------------
As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into our business.

Reports
-------
We will furnish an annual financial report to stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports.

Stock Transfer Agent
--------------------
Our stock transfer agent is Transfer Online of Portland, Oregon, an independent, professional stock transfer agency.


                            PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER STOCKHOLDER MATTERS

At December 31, 2002, December 31, 2001 and as of the date of this filing there were 28 shareholders of record of the 7,000,000 shares of Common Stock issued and outstanding.

Our Common Stock is currently listed for trading in the "pink
Sheets" under the trading symbol, "CFYA"; however, trading has not yet commenced.

ITEM 2. LEGAL PROCEEDINGS

Our Management believes there are no material legal proceedings filed, or to our knowledge, threatened against us.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Mark Bailey & Co., Ltd., our independent Certified Public
Accountants since inception was replaced on April 10, 2003.
There were no disagreements with Mark Bailey & Co. Ltd.;
however, they raised their prices to an amount that was no longer affordable to Registrant, since it hasn't yet generated any revenues and has no proposed business at this time. Registrant has engaged the services of Clyde Bailey, P.C., an independent Certified Public Account, an unrelated third-party and no relation to Mark Bailey & Co., Ltd. to be its new auditor.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In March, 2000, a total of 2,000,000 shares of Common Stock were issued in exchange for organizational services and expenses, proprietary rights, business plans and cash in the amount of $,3000 U.S. All of such shares are "restricted" securities, as that term is defined by the Securities Act of 1933, as amended, and are held by our sole officer and director, Lawrence Siccia.

In August 2001, we issued a total of 5,000,000 shares of Common Stock, at a price of $.01 per share to a total of 27 investors pursuant to an offering under Rule 504 of Regulation D, promulgated under the Securities Act of 1933, approved by the State of Nevada Securities Division and raised a total of $50,000, which is being used for general operating expenses.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to our Articles of Incorporation and By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in the best interest of our company. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                             PART F/S


The financial statements and supplementary data are included herein.


FINANCIAL STATEMENTS AND EXHIBITS

Following are our audited Financial Statements for the years ended December 31, 2002 and 2001, prepared by Clyde Bailey, P.C., an independent Certified Public Accountant.

                     CRAFTY ADMIRAL ENTERPRISES, LTD.
                      (A Development Stage Company)



                       AUDITED FINANCIAL STATEMENTS




                        December 31, 2002 and 2001












                           Clyde Bailey, P.C.
                      Certified Public Accountant
                       10924 Vance Jackson #404
                       San Antonio, Texas 78230

                        CLYDE BAILEY, P.C.
                  Certified Public Accountants
                       10924 Vance Jackson #404
                       San Antonio, Texas 78230
                       (210) 699-1287 (ofc.)
                       (888) 699-1287
                       (210) 691-2911 (fax)    Member:
www.clydecpa.com                               American Institute of CPA's
mailto: clyde@clydecpa.com                     Texas Society of CPA's

Board of Directors
Crafty Admiral Enterprises Ltd.

                    Independent Auditors' Report

I have audited the accompanying balance sheets of Crafty Admiral Enterprises, Ltd., (Company) as of December 31, 2002 and 2001, and the related statements of operations, statement of stockholders' equity and the statement of cash flows for the years then ended December 31, 2002 and 2001 and from March 6, 2000 (inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organiational period.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations for the years then ended in conformity with generally accepted accounting principles in the United States.

/s/ Clyde Bailey P.C.
San Antonio, Texas
April 12, 2003
                                  13












             CRAFTY ADMIRAL ENTERPRISES, LTD.
              (A Development Stage Company)
                     BALANCE SHEETS
            As of December 31, 2002 and 2001

                                     December 31  December 31
                                         2002         2001
                                     -----------  -----------
ASSETS
======
Cash                                 $  28,939    $ 49,436
                                     ---------    --------
Total current assets                 $  28,939    $ 49,436
                                     =========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
====================================
Accounts Payable                     $   1,600    $      -
Officer Advances                     $   2,298    $ 12,298
                                     ---------    --------
Total Current Liabilities            $   3,898    $ 12,298
                                     ---------    --------
Total Liabilities                    $   3,898    $ 12,298
                                     ---------    --------
Commitments and Contingencies              -            -

STOCKHOLDERS' EQUITY
--------------------
Common Stock
  Common Shares, $.001 par value,
  25,000,000 shares authorized,
  7,000,000 issued and outstanding
  at December 31, 2002                  7,000        7,000
Additional paid in capital             43,000       43,000
Deficit accumulated during
the development stage              (12,862) (12,862)
                                     --------     --------
Total stockholders'
  equity                            37,138   37,138
                                     --------     --------
Total liabilities and
stockholders' equity              $ 41,036 $ 49,436
                                     ========     ========

The Accompanying Notes are an Integral Part of These Financial
Statements.


                CRAFTY ADMIRAL ENTERPRISES, LTD.
                (A Development Stage Company)
                   STATEMENTS OF OPERATIONS

                                                       From
                              For the Years Ended   Inception
                               Ended    Ended      (3/6/00) to
                                  December 31      December 31
                            2002          2001         2002
                         --------------------------------------
Revenues:
--------
Revenues                  $     -        $   -      $    -
                          -------------------------------------
  Total Revenues          $     -        $   -      $    -

Expenses:
---------
Professional Fees           10,987          9,417      10,987
Operating Expenses           1,110          1,154      13,972
                         --------------------------------------
  Total Expenses            12,097         10,571      24,959

Net Income(Loss)
  From Operations         $(12,097)      $(10,571)   $(24,959)

Provision for income taxes:
---------------------------
Income Tax Benefit              -            -            -
                         --------------------------------------
Net Income (Loss)         $(12,097)      $(10,571)   $(24,959)
                         ======================================
Basic and Diluted
Earnings Per Common
Share                     $ (0.002)      $ (0.003)   $ (0.004)
                         ======================================

Weighted average number
of Common Shares used in
per share calculations   7,000,000       3,136,364  7,000,000
                         ======================================




The accompanying notes are an integral part of these financial statements.

                    CRAFTY ADMIRAL ENTERPRISES, LTD.
                     (A Development Stage Company)
                   STATEMENT OF STOCKHOLDERS' EQUITY
                       As of December 31, 2002

                                                 Accumulated
                                                   Deficit
                                                 During The
                      Common Stock    Paid-in    Development  Stockholders'
                    Shares   Amount   Capital      Period        Equity
                    ------------------------------------------------------

Balance,
March 6, 2000          -    $    -   $     -      $  -        $       -

Issuance of
common stock      2,000,000 $2,000   $  1,000     $  -        $   3,000

Net Income (Loss)                                   (2,291)      (2,291)
                  --------------------------------------------------------
Balance,
December 31, 2000 2,000,000  2,000      1,000       (2,291)         709
                  --------------------------------------------------------
Issuance of
common stock      5,000,000  5,000     42,000          -         47,000

Net Income (Loss)                                  (10,571)     (10,571)
                  --------------------------------------------------------
Balance,
December 31, 2001 7,000,000  7,000     43,000      (12,862)      37,138

Net Income(Loss)                                   (12,097)     (12,097)
                  --------------------------------------------------------
Balance,
December 31, 2002 7,000,000 $7,000    $43,000     $(24,959)    $ 25,041
                  ========================================================




The accompanying notes are an integral part of these financial statements.

                 CRAFTY ADMIRAL ENTERPRISES, LTD.
                  (A Development Stage Company)
                     STATEMENT OF CASH FLOWS


                                                       From
                            For the Years Ended     Inception
                               Ended    Ended      (3/6/00) to
                                 December 31        December 31
                            2002          2001         2002
                         --------------------------------------
Cash Flows from
Operating Activities
--------------------
Net Income (Loss)      $ (12,097)  $ (10,571)       $(24,959)

Changes in operating
assets and liabilities:

Increase(Decrease)in
Accounts Payable           1,600           -           1,600
                       ----------------------------------------
Total Adjustments          1,600           -           1,600
                       ----------------------------------------
Net cash used in
Operating Activities     (10,497)    (10,571)        (23,359)
                       ----------------------------------------
Cash Flows from
Financing Activities
--------------------
Proceeds from
Stockholder Advance      (10,000)     12,298           2,298

Proceeds from
Issuance of stock              -      47,000          50,000
                       ----------------------------------------
Net cash provided by
financing activities     (10,000)     59,298          52,298
                       ----------------------------------------
Net Increase (decrease)
in cash                  (20,497)     48,727          28,939
                       ========================================
Cash Balance, Begin
Period                 $  49,436         709               -

Cash Balance, End
Period                 $  28,939      49,436         $28,939
                       ========================================
Supplemental Disclosures:
 Cash Paid for Interest      -            -                -
 Cash Paid for Income Taxes  -            -                -
 Stock Issued to an
  Officer for Cash                                   2,000,000


         CRAFTY ADMIRAL ENTERPRISES, LTD
           Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies

Organization
The Company was organized March 6, 2000, under the laws of the State of Nevada. The Company is in the development stage as its operations principally involve research and development, market analysis, and other business planning activities, and no revenue has been generated to date.

The company has a total of 25,000,000 authorized common shares with a par value of $.001 per share and with 7,000,000 common shares issued and outstanding as of December 31, 2002 and 2001.

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently in the development stage, and existing cash and available credit are insufficient to fund the Company's cash flow needs for the next year. The officers and directors have committed to advancing the operating costs of the Company interest free.

Development Stage Enterprise
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Fixed Assets
The Company has no fixed assets at this time.

Federal Income Tax
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes.
The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The
Asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           CRAFTY ADMIRAL ENTERPRISES, LTD.
            Notes to Financial Statements

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share
The Company adopted Financial Accounting Standards (SFAS) No.128,
"Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Comprehensive Income
Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information
Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

         CRAFTY ADMIRAL ENTERPRISES, LTD.
          Notes to Financial Statements

Recent Accounting Pronouncements
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect that there will be a material impact from the adoption of SFAS No. 143 on its financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Statement ("APB") 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and
Transactions",  for the  disposal  of a segment of a  business.
The Company is required to adopt SFAS No. 144 on October 1, 2002. The Company does not expect that the adoption of SFAS No.
144 will have a material effect on its financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4,44 and 64, Amendment of FASB Statement No. 13,
and Technical Corrections". SFAS  No.  145   requires   the
classification   of  gains  and  losses   from extinguishments
of debt as extraordinary items only if they meet certain criteria for such classification in APB No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions". Any gain or loss on  extinguishments  of debt classified as an extraordinary item in prior periods that does not meet the criteria must be reclassified to other income or expense. These provisions are effective for fiscal years  beginning after  May  15,  2002.
Additionally,   SFAS  No.  145  requires  sale-leaseback
accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. These lease
provisions   are  effective  for transactions  occurring  after
May 15, 2002. The Company does not expect the adoption of SFAS No. 145 to have a material effect on its financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146 , "Accounting for Costs Associated with Exit or Disposal Activities".
SFAS No. 146 replaces "Emerging Issues Task Force Issue No.
94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material effect on its financial position, results of operations or cash flows.

          CRAFTY ADMIRAL ENTERPRISES, LTD.
           Notes to Financial Statements

Fair Value of Financial Instruments
The Financial Accounting Standards Board ("FASB") Statement No.
107. "Disclosure About Fair Value of Financial Instruments" is a part of a continuing process by the FASB to improve information on financial statements. The carrying amounts reported in the balance sheets for the Company's assets and liabilities approximate their fair values as of December 31, 2002 and 2001.

Note 2  -  Common Stock
In March 2000, the President of the Company acquired 2,000,000 shares of the Company's common stock for $3,000 in cash. In August 2001, a further 5,000,000 shares of the Company's common stock were sold to unrelated parties for $50,000, less $3,000 in offering costs.

Note 3 - Organization Costs
The Company has incurred legal, accounting, and other formation costs. These costs were expenses as incurred.

Note 4  -  Related Parties
While the Company is seeking additional capital through an offering, an officer and shareholder of the Company has advanced funds on behalf of the Company to pay for any costs incurred. The balance of the advances was $12,298 at December 31, 2001.

On March 11, 2002 the company repaid $10,000 leaving a balance owing on December 31, 2002 of $2,298. The advance is non-interest bearing and no interest has been accrued

Note 5  -  Subsequent Events
There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                   PART III

Items 1 and 2.  Index to and Description of Exhibits
----------------------------------------------------

Exhibit No.     Description                       Page No.
-----------     -----------                       -------

   3(i)          Articles of Incorporation          22
                 and Amendments

   3(ii)         Bylaws                             26

  23             Consent of Accountant



                        SIGNATURES
                       -----------
In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  April 30, 2003     Crafty Admiral Enterprises, Ltd.
                           by: /s/ Lawrence Siccia, President, CEO,
                           and Chairman of the Board of Directors


In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of Registrant in the capacities and on the dates indicated.

                            /s/ Lawrence Siccia, President, CEO,
                                Chief Financial Officer, CFO,
                                Secretary, Treasurer and Chairman
                                of the Board of Directors

                                Dated: April 30, 2003

         CERTIFICATION PURSUANT TO SECTION 302 OF THE ACT
         ------------------------------------------------

     I, Lawrence Siccia, hereby certify that:

1. I have reviewed this registration statement on Form 10SB12G of Crafty Admiral Enterprises, Ltd.

2. Based on my knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this registration statement.

3. Based on my knowledge, the financial statements, and other financial information included in this registration statement, fairly present in all material respects the financial condition, results of operations and cash flows of Crafty Admiral Enterprises, Ltd. as of, and for, the periods presented in this registration statement.

4. As the sole certfying officer and director of Crafty Admiral Enterprises, Ltd., I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to Crafty Admiral Enterprises, Ltd. is made known to us by others particularly during the period in which this registration statement covers;

     (b) evaluated the effectiveness of Crafty Admiral's disclosure controls and procedures as of a date within 90 days prior to the filing date of this registration statement (the "Evaluation Date"); and

     (c) presented in this registration statement my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. As the sole officer and director, I have disclosed, based on my most recent evaluation, to our auditors and the audit committee of our Board of Directors (or persons performing the equivalent functions):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data and have identified for our auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in our internal controls.

6. I have indicated in this registration statement whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

        April 30, 2003      /s/ Lawrence Siccia
                             ----------------------------------------
                              Lawrence Siccia, Chief Executive Officer,
                              President, Treasurer, Chief Financial
                              Officer, Secretary,and Chairman of the
                              Board of Directors